Exhibit 99.1

ENERGY AND ENVIRONMENTAL ECONOMICS, INC. FINANCIAL STATEMENTS JUNE 30, 2019 AND 2018

Table of Content

Page

Unaudited Balance Sheets as of June 30, 2019 and 2018	2 - 3

Unaudited Statements of Income for the Six Months Ended June 30, 2019 and 2018	4

Unaudited Statements of Comprehensive Income for the Six Months Ended June 30, 2019 and 2018	5

Unaudited Statements of Changes in Stockholders’ Equity for the Six months Ended June 30, 2019 and 2018	6

Unaudited Statements of Cash Flows for the Six Months Ended June 30, 2019 and 2018	7

Notes to Financial Statements (Unaudited)	8 - 16

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

BALANCE SHEETS

ASSETS

(Unaudited)

	June 30,
	2019	2018
CURRENT ASSETS
Cash	$1,048,892	$2,409,078
Receivables -
Contracts and accounts, including retainage	3,745,393	2,897,629
Related party	-	298,040
State taxes	7,267	-
Others	335	-
Prepaid expenses -
Cash balance plan	-	4,716
Insurance	65,700	55,286
Rent	-	74,750
Others	4,281	3,345

Total current assets	4,871,868	5,742,844

PROPERTY AND EQUIPMENT
Furniture and fixtures	351,243	192,304
Computer and office equipment	278,383	313,948
Leasehold improvements	72,652	96,980
	702,278	603,232

Less - accumulated depreciation	282,487	453,375

	419,791	149,857

RIGHT-OF-USE ASSET	7,012,563	-

OTHER ASSETS, Security deposits	340,903	368,443

Total assets	$12,645,125	$6,261,144

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	June 30,
	2019	2018
CURRENT LIABILITIES
Payables -
Trade	$306,574	$349,659
Other	5,793	5,397
Accrued Liabilities -
Profit sharing	129,626	100,389
Paid time off	188,310	123,357
Other	1,714	7,962
Cash balance plan obligation	8,489	285,419
Deferred revenue	22,092	133,911
Deferred rent	-	2,707
Lease liability	577,958	-
Total current liabilities	1,240,556	1,008,801

LONG-TERM LIABILITIES
Lease liability, less current portion	6,868,423	-

TOTAL LIABILITIES	8,108,979	1,008,801

STOCKHOLDERS’ EQUITY
Common stock, no par value, 1,000,000 authorized, 97.20 and 102.60 shares issued and outstanding at June 30, 2019 and 2018, respectively	243,929	257,472
Accumulated other comprehensive income	127,970	22,723
Retained earnings	4,164,247	4,972,148
Total stockholders’ equity	4,536,146	5,252,343

Total liabilities and stockholders’ equity	$12,645,125	$6,261,144

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

STATEMENTS OF INCOME

(Unaudited)

	Six Months Ended June 30,
	2019	2018
REVENUES, net	$8,171,051	$7,810,534

COST OF REVENUES
Labor	2,313,227	1,740,240
Subconsultants	179,531	264,547
Other direct costs	216,071	162,078
	2,708,829	2,166,865
Gross Profit	5,462,222	5,643,669

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Payroll and payroll taxes	1,642,126	1,111,367
Employee benefits	311,766	672,671
Rent	599,093	260,676
Professional fees	153,750	109,275
Travel and entertainment	111,532	100,352
Licenses and permits	87,058	65,686
Insurance	40,183	62,415
Other taxes	28,463	42,099
Depreciation	50,455	31,642
Marketing	10,550	10,992
Dues and subscriptions	3,744	4,084
Telephone and communication	14,571	11,161
Supplies	52,419	25,868
Other	23,648	18,412
	3,129,358	2,526,700

INCOME FROM OPERATIONS	2,332,864	3,116,969

OTHER INCOME AND (EXPENSES)
Interest income	64	49
Foreign exchange gain (loss)	(877)	120
	(813)	169

INCOME BEFORE PROVISION FOR INCOME TAXES	2,332,051	3,117,138

PROVISION FOR INCOME TAXES
State income taxes	4,455	10,763

NET INCOME	$2,327,596	$3,106,375

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Six Months Ended June 30,
	2019	2018

NET INCOME	$2,327,596	$3,106,375

OTHER COMPREHENSIVE INCOME (LOSS)
Net change in unrealized gain (losses) on cash balance plan	240,868	(147,616)
Foreign currency translation	(4,093)	(1,204)
	$2,564,371	$2,957,555

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Common Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
Balance - December 31, 2017	$257,472	$171,543	$3,243,317	$3,672,332

Distributions	-	-	(1,377,544)	(1,377,544)

Unrealized loss on cash balance plan	-	(147,616)	-	(147,616)

Foreign currency translation	-	(1,204)	-	(1,204)

Net income	-	-	3,106,375	3,106,375

Balance - June 30, 2018	$257,472	$22,723	$4,972,148	$5,252,343

	Common Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
Balance - December 31, 2018	$243,929	$(108,805)	$4,546,215	$4,681,339

Distributions	-	-	(2,709,564)	(2,709,564)

Unrealized gain on cash balance plan	-	240,868	-	240,868

Foreign currency translation	-	(4,093)	-	(4,093)

Net income	-	-	2,327,596	2,327,596

Balance - June 30, 2019	$243,929	$127,970	$4,164,247	$4,536,146

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$2,327,596	$3,106,375
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation	50,455	31,642
Unrealized gain (loss) on cash balance plan	240,868	(147,616)
Changes in assets and liabilities
Contracts, accounts and other receivables	(228,528)	83,134
Prepaid expenses	46,643	258,303
Security deposits	(3,402)	(337,501)
Accounts and other payables	104,122	225,899
Accrued liabilities	(868,624)	(343,413)
Deferred rent	(94,010)	(7,263)
Deferred revenue	(168,525)	(180,302)
Right-of-use asset	433,818	-
Cash balance plan obligation	(435,565)	(248,978)

Total adjustments	(922,748)	(666,095)

Net cash provided by operating activities	1,404,848	2,440,280

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(86,836)	(63,264)
Net cash used in investing activities	(86,836)	(63,264)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock redemption	(845,000)	-
Distributions	(2,709,564)	(1,377,544)

Net cash used in financing activities	(3,554,564)	(1,377,544)

Effect of foreign currency translation on cash	(4,093)	(1,204)

NET INCREASE (DECREASE) IN CASH	(2,240,645)	998,268

CASH - BEGINNING OF PERIOD	3,289,537	1,410,810

CASH - END OF PERIOD	$1,048,892	$2,409,078

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$6,300	$1,800

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Right-of-use asset obtained in exchange for operating lease liability	$7,473,282	$-

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019 AND 2018

(Unaudited)

1.          General and Summary of Significant Accounting Policies

General --  Energy and Environmental Economics, Inc. (the “Company”), a California S-corporation, is an energy consulting firm that provides consulting services to utilities, regulators, policy makers, developers, and investors. The Company is headquartered in San Francisco, and it operates offices in New York and Boston. The Company formerly operated an office in Canada and maintained a bank account to support its operations. In 2015, the Company decided to close its office in Canada. However, in 2019, the Company decided to hire an employee in Canada to continue its operations.

Basis of Presentation --  The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Cash -- Cash consists of interest and non-interest-bearing accounts with an U.S. and a foreign financial institution and cash on hand at year end. Cash deposited with the foreign financial institution was $11,742 and $26,671 as of June 30, 2019 and 2018, respectively.

Contracts and Accounts Receivable --  Contracts and accounts receivable are uncollateralized customer obligations and are stated at the amount billed. Contracts and accounts receivable are recorded when invoices are issued. The Company extends credits to customers in the normal course of business. The Company evaluates the credit worthiness of these customers at the time a contract is signed and monitors the customers’ credit worthiness on an ongoing basis. An allowance is provided for potential credit losses based on management’s ongoing review of collections and historical experience. As of June 30, 2019 and 2018, no allowance was provided as management believes that all receivables are collectible.

Retainage receivable is an agreed upon portion of the contract price that is deliberately withheld until the project is substantially complete to assure that the Company and its subconsultants will satisfy and complete its obligations. Retainage receivable was $177,900 and $152,196 at June 30, 2019 and 2018, respectively.

Property and Equipment -- Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Leasehold improvements are depreciated utilizing the straight-line method over the shorter of estimated useful lives or the term of the related lease. Other property and equipment is depreciated utilizing the straight-line method over the estimated useful lives of the respective assets as follow:

Type of Property and Equipment	Life
Furniture and fixtures	7 years
Computer and office equipment	3 to 5 years
Leasehold improvements	10 years

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019 AND 2018

(Unaudited)

Depreciation expense amounted to $50,455 and $31,642 for the six months ended June 30,  2019 and 2018 respectively.

Impairment of Long-lived Assets --  The Company periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the property, improvements, and other long-lived assets or render them not recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Through June 30, 2019, there have been no such losses.

Revenue and Cost Recognition --  The Company enters into contracts with its customers that contain primarily time-and-materials pricing provisions. The Company recognizes revenues in accordance with Accounting Standards Update (“ASU”) 2014‑09, Revenue from Contracts with Customer, codified as Accounting Standards Codification (“ASC”) Topic 606 and the related amendments (“ASC 606”). Pursuant to ASC 606, revenues are recognized upon applying the following steps:

•	Identification of the contract(s) with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to performance obligations in the contract;
•	Recognition of revenues when, or as, the contractual obligations are satisfied.

Revenue from customer contracts will still be recognized over time because of the continuous transfer of control to the customer. Revenue on time-and-materials is recognized as the work is performed in accordance with the specific rates and terms of the contract. Generally, the Company does not recognize any amount exceeding the maximum contract value. However, certain time-and-materials contracts require that markdowns be reflected, thus, revenue is recorded net of any markdowns. The Company recognizes revenues for time-and-materials contracts based upon the actual hours incurred during a reporting period at contractually agreed upon rates per hour and also includes in revenue all reimbursable costs incurred during a reporting period.

Certain of the Company’s contracts may include separate phases or elements. The Company evaluates if the contracts should be segmented based on the technical resources required and/or the supply and demand for the services being provided. Segmented contract could result in revenues being assigned to the different elements or phases with different rates of profitability based on the relative value of each element or phase to the estimated total contract revenue. The Company did not have any segmented contracts for the six months ended June 30, 2019 and 2018.

The Company considers variable consideration when determining the transaction price in accordance with ASC 606 and estimates the variable consideration component of the transaction price, as well as assessing if an estimate of variable consideration is constrained. For certain of the Company’s contracts, variable consideration can arise from modifications to the scope of services resulting from unapproved change orders or customer claims. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019 AND 2018

(Unaudited)

resolved. The Company estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on assessments of legal enforceability, the Company’s performance, and all information (historical, current and forecasted) that is reasonably available to the Company.

As a significant change in one or more of these estimates could affect the profitability of the Company’s contracts, the Company reviews and updates the Company’s contract-related estimates regularly through a company-wide disciplined project review process in which management reviews the progress and execution of the Company’s performance obligations and the estimate at completion (“EAC”). As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule and the related changes in estimates of revenues and costs. Management must make assumptions and estimates regarding labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of subcontractors, and the availability and timing of funding from the customer, among other variables.

The Company recognizes adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified.

Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the full amount of estimated loss in the period it is identified.

Contracts are often modified to account for changes in contract specifications and requirements. The Company considers contract modifications to exist when the modification either creates new rights or obligations or changes the existing enforceable rights or obligations. Most of the Company’s contract modifications are for services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification that is not distinct from the existing contract on the transaction price and the Company’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.

For contract modifications that result in the promise to deliver services that are distinct from the existing contract and the increase in price of the contract is for the same amount as the standalone selling price of the additional services included in the modification, the Company accounts for such contract modifications as a separate contract.

Direct costs of contract revenue consist primarily of that portion of technical and nontechnical salaries and wages that has been incurred in connection with revenue producing projects. Direct costs of contract revenue also include subcontractor services and other expenses that are incurred in connection with revenue producing projects.

Direct costs of contract revenue exclude that portion of technical salaries and wages related to marketing efforts, vacations, holidays and other time not spent directly generating revenue under existing contracts. Such

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019 AND 2018

(Unaudited)

costs are included in selling, general and administrative expenses. Additionally, payroll taxes, bonuses, and employee benefit costs for all Company personnel are included in selling, general and administrative expenses in the accompanying statements of income since no allocation of these costs is made to direct costs of contract revenue. No allocation of facilities costs is made to direct costs of contract revenue. Other companies may classify as direct costs of contract revenue some of the costs that the Company classifies as general and administrative costs. The Company expenses direct costs of contract revenue when incurred.

Included in revenue and costs are all reimbursable costs for which the Company has the risk or on which the fee was based at the time of bid or negotiation. No revenue or cost is recorded for costs in which the Company acts solely in the capacity of an agent and has no risks associated with such costs.

Billings and/or payments for contracts for which services are not yet performed are recognized as deferred revenue.

Income Taxes --  The Company, with the consent of its shareholders, elected to be taxed under the provisions of Sub-chapter S of the Internal Revenue Code. Under these provisions, the Company will not pay corporate income taxes on its taxable income. Instead, the shareholders will be liable for income taxes on the Company’s taxable income as it affects the shareholders’ individual tax returns. The Company recognizes interest and penalties related to income tax matters, if any, in income tax expense.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company did not recognize any change in its asset or liability for unrecognized tax benefits as the Company currently has no open examination by an applicable taxing authority or any event that occurred that may require such adjustments.

Concentration of Credit Risk -- Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of deposits greater than $250,000 with each financial institution. During the six months ended June 30, 2019 and 2018, the Company had cash balances on deposit that exceeded the balance insured by the Federal Deposit Insurance Corporation (“FDIC”). As of June 30, 2019 and 2018, cash balances on deposit that exceeded the balance insured by the FDIC was $806,642 and $2,163,588, respectively. Management periodically reviews its cash policies and believes any potential accounting loss is minimal.

Estimates Included in the Unaudited Financial Statements -- The preparation of the unaudited financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019 AND 2018

(Unaudited)

New Accounting Pronouncement Adopted --  The Company early adopted ASU 2016‑02,  Leases (Topic 842), effective January 1, 2019 using the modified retrospective approach and took advantage of the transition package of practical expedients permitted under the new standard, which among other things, allows the Company to carryforward the historical lease classifications.  For leases with a term of 12 months or less, the Company elected the short-term lease exemption, which allowed the Company to not recognize right-of-use assets or lease liabilities for qualifying leases existing at transition and new leases the Company may enter into in the future.

As of January 1, 2019, the Company recorded both an operating lease asset and operating lease liability of approximately $7.4 million. The Company reclassified the preexisting deferred rent liability balances from the historical straight-line treatment of operating lease as a reduction of the lease asset upon adoption. The adoption of the standard did not materially affect the Unaudited Statements of Income or Statements of Cash Flows as operating lease payments will still be an operating cash outflow. The new standard did not have a material impact on our liquidity.

2.          Risks and Uncertainties

The Company had two major customers  (revenues in excess of 10% of the total revenues) that accounted for 26% of the total revenues totaling $2,155,000 for the six months ended June 30, 2019. The Company had one major customer that accounted for 15% of the total revenues totaling $1,184,000 for the six months ended June 30, 2018. The Company also had receivables totaling $692,000 and $50,000 as of June 30, 2019 and 2018, respectively, from these major customers.

The Company’s business is subject to the risks generally associated with changes in economic condition in which the Company’s business is concentrated.

3.           Common Stock

The Company has 1,000,000 authorized shares for common stock with no par value.  As of June 30, 2019 and 2018, the Company had 97.2 and 102.6 shares of common stock issued and outstanding, respectively.

4.           Related Party Transactions

The Company has receivables amounting to $298,040 from its shareholders at June 30, 2018, and all balances were reclassified as distributions in December 2018.

5.           Lease Commitments

The Company leases office space in San Francisco, California under operating lease, which expires in March 2027.

Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. As the implicit rate for the lease is not readily determinable, the Company uses the incremental borrowing rate based on

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019 AND 2018

(Unaudited)

the information available at commencement date in determining the present value of future payments. Upon adoption of the new lease standard, the Company utilized the published Wall Street Journal Prime Rate closest to the commencement date.

The amounts recorded in the unaudited balance sheet as of June 30, 2019 related to the operating lease agreement are as follows:

June 30, 2019
Operating Lease
Right-of-use asset	$7,012,562

Lease liability, current portion	$577,958
Lease liability, long-term	6,868,423
$7,446,381

During the six months ended June 30, 2019, total lease expense recorded was approximately $599,000.

The following is a summary of other information and supplemental cash flow information related to operating lease as of and for the six months ended June 30, 2019:

June 30, 2019
Operating Lease
Weighted average remaining lease term (in years)	7.75
Weighted average discount rate	5.25%

Cash paid for amounts Included in the measurment of lease liabilities
Operating cash flow from operating lease	$224,250

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019 AND 2018

(Unaudited)

The future minimum lease commitments under the operating lease at June 30, 2019 are as follows:

Year Ending	Amount
Reminder of 2019	$450,742
December 31, 2020	1,056,976
December 31, 2021	1,133,406
December 31, 2022	1,167,462
December 31, 2023	1,202,458
December 31, 2024	1,238,534
Thereafter	2,927,149
Total minimum lease payments	9,176,727
Less: interest	1,730,346
7,446,381
Less: current portion	577,958
Noncurrent lease liability	$6,868,423

6.         Retirement Plans

The Company has a defined contribution plan that covers substantially all eligible employees after three months of service. The Company may make discretionary matching or profit sharing contributions. The Company accrued approximately  $130,000 and $100,400 of employer profit sharing contributions to the plan as of June 30, 2019 and 2018, respectively.

The Company also has a cash balance plan that covers substantially all eligible employees after one year of service, and a notional balance for each of the plan’s participants is maintained. The Company terminated the plan effective April 15, 2019 and will make a final distribution of benefits to all participants upon completion of a 60‑day wait period as required by the Pension Benefit Guaranty Corporation (“PBGC”) (see Note 7). As of June 30, 2019 and 2018, estimated funded status of the cash balance plan was a liability of approximately $34,000 and $310,000, respectively.

During the six months ended June 30, 2019 and 2018,  pension expense for the cash balance plan was  $49,931 and $451,781, respectively.  Management contributions to the cash balance plan made during the six months ended June 30, 2019 and 2018  was $244,628 and $534,397, respectively.

7.          Subsequent Events

On September 24, 2019, the Company received a letter from PBGC relating to the cash balance plan’s termination notice. There is a 60‑day wait period before any distributions to the participants can take place to ascertain that there is no non-compliance. On September 25, 2019, the Company also received the Internal Revenue Service determination letter stating that the termination does not affect its qualification for federal tax purposes. The Company intends to cover any obligation required at time of distribution.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019 AND 2018

(Unaudited)

The Company has evaluated subsequent events through October 25, 2019, the date on which the unaudited financial statements was available to be issued and except as discussed above, noted no other subsequent events that would require recognition in the unaudited financial statements or the notes thereto as of October 25, 2019.